Exhibit 99.(12)

Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

October 4, 2018

Via First Class Mail

Board of Trustees

Securian Funds Trust

400 Robert Street North

St. Paul, Minnesota 55101-2098

Re:          Reorganization of SFT Mortgage Securities Fund

Ladies and Gentlemen:

This letter is being provided to you in accordance with section 9 of the Plan of Reorganization (as defined below) and contains our opinion concerning the federal income tax consequences of (i) the transfer of all of the assets of the SFT Mortgage Securities Fund (the “Acquired Fund”), a series of the Securian Funds Trust (the “Trust”), a Delaware statutory trust, to the SFT Core Bond Fund (the “Acquiring Fund”), a separate series of the Trust, in exchange for shares of beneficial interests in the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities (if any) of the Acquired Fund, and (ii) the distribution to the shareholders of the Acquired Fund of the shares of beneficial interest of the Acquiring Fund in liquidation of the Acquired Fund.  (The transactions described in the previous sentence will be referred to as the “Reorganization.”)  In rendering our opinion, we have relied solely on the representations and assumptions set forth below and on the facts set forth below or contained in the following documents:  (a) the Agreement and Plan of Reorganization dated as of July 26, 2018, adopted by the Trust on behalf of the Acquired Fund and the Acquiring Fund (the “Plan of Reorganization”) and (b) the Proxy Statement/Prospectus of the Trust related to the Plan of Reorganization.

We are furnishing this opinion letter solely for the benefit of the Trust (including the Acquired Fund and the Acquiring Fund thereof) and the Board of Trustees of the Trust (the “Board”), and this letter is not to be used, circulated, or quoted for any other purpose without our written consent.  Readers of this opinion letter other than the named addressees should seek advice regarding the Reorganization based on their own particular circumstances from an independent tax adviser.  Our opinion reflects our interpretation of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Income Tax Regulations promulgated under the Code, case law, published and private rulings of the Internal Revenue Service, and other relevant legal authority, as in effect as of the date hereof.  Our opinion is limited to the federal income tax consequences of the Reorganization, and we express no opinion regarding any state, local, foreign, or other tax or nontax consequences.  Absent your written request, we will revise or update this letter to reflect subsequent changes in law only through the closing date of the Reorganization.

Summary of Relevant Facts

The Trust is a Delaware statutory trust that is registered as open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Trust comprises several separate series and issues separate classes of shares of beneficial interests representing ownership interests in each of those series.  All of the shares of Trust, including the

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Acquired Fund and the Acquiring Fund, are held by the separate accounts of Minnesota Life Insurance Company (“Minnesota Life”) or Securian Life Insurance Company (“Securian Life,” and collectively with Minnesota Life, the “Insurance Companies”) as funding vehicles for certain variable annuity or variable life contracts (the “Contracts”) issued by the Insurance Companies through the separate accounts (the “Separate Accounts”).

Securian Asset Management, Inc., (the “Manager”) serves as the investment advisor for both the Acquired Fund and the Acquiring Fund.  The investment objective of the Acquired Fund is to seek a high level of current income consistent with prudent investment risk and the investment objective of the Acquiring Fund is to seek as high a level of a long-term total rate of return as is consistent with prudent investment risk. The Acquiring Fund also seeks preservation of capital as a secondary objective.  The Acquired Fund normally invests at least 80% of its net assets in mortgage-related securities. The Acquiring Fund invests primarily in a variety of investment-grade debt securities. It is the Acquiring Fund’s policy to invest, under normal circumstances, at least 80% of the value of its net assets in bonds (for this purpose, “bonds” includes any debt security).

The Acquired Fund has experienced a reduction in total net assets from $98.2MM as of December 31, 2014 to $83.9MM as of June 30, 2018. If the loss of assets continues, the Acquired Fund’s fixed expenses will be spread over a smaller asset base, which may result in fund expenses increasing as a percentage of assets.  Because of the recent, and likely, future, reduction in the total assets of the Acquired Fund, the Board determined that it would be in the best interests of the shareholders of both the Acquiring Fund and the Acquired Fund for the Acquired Fund to be combined with the Acquiring Fund.  Accordingly, the following Plan of Reorganization has been approved by the Board:

(i)            On the closing date for the Reorganization (the “Closing Date”), all of the assets of the Acquired Fund will be transferred to the Acquiring Fund in exchange for shares of such Acquiring Fund and the assumption by such Acquiring Fund of the liabilities (if any) of the Acquired Fund.  The aggregate value of the Acquiring Fund shares to be issued in this exchange will be equal to the value of the net assets transferred (computed using the valuation procedures set forth in the Trust’s then-current prospectus and statement of additional information);

(ii)           As soon as reasonably practicable after the Closing Date, the Acquired Fund will distribute the Acquiring Fund shares received by it pursuant to the Plan of Reorganization to its shareholders pro rata in proportion to their respective interests; and

(iii)          The Acquired Fund will be completely liquidated.

Representations

Our opinion is conditioned upon the accuracy of the following representations as of the Closing Date, which representations have been certified to us by an appropriate authorized officer of the Trust and/or the Insurance Companies as indicated below.  Where a representation is based on a party’s intent, we have assumed that the representation will be true.

The following representations have been made by the Trust:

(a)           The Trust is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end management investment company, and each Fund (1) operates as a separate open-end management investment company and (2) is a separate business entity within the meaning of Treas. Reg. § 301.7701-2.

(b)           Each of the Acquired Fund and Acquiring Fund (each a “Fund,” and collectively, the “Funds”) has been classified as a partnership for U.S. federal tax purpose in accordance with Treas. Reg. § 301.7701-3 for each taxable year since commencement of its operations and will continue to be classified as a partnership at all times through the Closing (including, in the case of the Acquired Fund, its last short taxable year ending on the date of the Closing (the “Closing Date”)). Following the Reorganization, the Acquiring Fund will continue to be classified as a partnership for U.S. federal tax purpose in accordance with Treas. Reg. § 301.7701-3.  Neither Fund has made or will make an election under Treas. Reg. § 301.7701-3 to be classified as an association taxable as a corporation.

(c)           Other than expenses solely and directly related to the Reorganization (which will be paid by the Acquired Fund and Manager), the Funds and their respective shareholders will each pay their respective transaction expenses (if any).

(d)           As of the Closing Date, the fair market value of the assets of each Fund will exceed the sum of the liabilities of such Fund (if any).

(e)           As of the Closing Date, the Acquired Fund will cease to be a going concern except for completion of the transactions contemplated pursuant to the Reorganization.  Following the final liquidating distribution, the Acquired Fund will not retain any assets and will be dissolved.

(f)            The Reorganization is being undertaken for valid business reasons.

(g)           Other than in the case of investors permitted under Treas. Reg. § 1.817-5(f)(3):  (1) all the shares of beneficial interest in the Funds are held (and following the Reorganization, all shares of beneficial interest of the Acquiring Fund will be held) by segregated asset accounts of one or more life insurance companies, and (2) public access to the Funds is and has been available (and following the Reorganization, public access to the Acquiring Fund will continue to be available) exclusively through the purchase of a life insurance or annuity contract that qualifies as a variable contract under section 817(d).

(i)            Each Fund has satisfied at all times during its existence (and following the Reorganization, the Acquiring Fund will satisfy) the diversification requirements of section 817(h) and Treas. Reg. § 1.817-5(b).

(j)            Each Fund at all times during its existence has qualified (and following the Reorganization, the Acquiring Fund will qualify) for look-through treatment in accordance with section 817(h)(4) and Treas. Reg. § 1.817-5(f).

(k)           At all times during its existence, each of the Funds has pursued a broad investment strategy.  Following the Reorganization, the Acquiring Fund will continue to pursue a broad  investment strategy.  Except for shareholder approvals required by law, no owner of a Contract (a “Contract Owner”) or plan participant has had any involvement with respect to the choice of investment advisers that manage the Funds or will manage the Acquiring Fund after the Reorganization.  All investment decisions concerning the Funds have been made by its investment advisers in a manner consistent with Rev. Rul. 2003-91, and all investment decisions concerning the Acquiring Fund will continue to be made by the investment advisers following the Reorganization in a manner consistent with Rev. Rul. 2003-91.  Without limiting the foregoing, each of the Funds and their respective officers, employees, and agents at all times during the existence of such Funds have complied with the safe harbor in Rev. Rul. 2003-91, and after the Reorganization, the Acquiring Fund and its officers, employees, and agents will comply with the safe harbor in Rev. Rul. 2003-91, except that the number of investment options available under some or all Contracts supported by a Fund may exceed 20 and transfers may be made among the available investment options more than once every 30 days without a fee.

(l)            The shares of beneficial interest of each Fund at all times has been held, and following the Reorganization, the shares of the beneficial interest of the Acquiring Fund will be held, by fewer than 100 life insurance companies (including any Separate Account thereof).

(o)           Allocations of taxable income, gain, loss, deductions, and credits of each Fund have been made (and after the Reorganization, allocations of taxable income, gain, loss, deductions, and credits of the Acquiring Fund will be made) in accordance with sections 704(b) and 704(c), and except as required by section 704(c), each shareholder’s allocable share of such of a Fund’s income or loss has been composed, and following the Reorganization, each shareholder’s allocable share of the Acquiring Fund’s income or loss will be, composed of a proportionate share of each item of such Fund’s income or loss.

(p)           The shares of beneficial interest of each Fund are not and have never been (and following the Reorganization, the shares of beneficial interest of the Acquiring Fund will not be) traded on an established securities market.

(q)           The shares of beneficial interest of each Fund are not and have not been (and following the Reorganization, the shares of beneficial interest of the Acquiring Fund will not be) regularly quoted by any person, such as a broker or dealer making a market in the shares.

(r)            No person regularly makes or has made available (and following the Reorganization, no person regularly will make available) to the public (including customers or subscribers) bid or offer quotes with respect to the shares of beneficial interest in a Fund, and no person stands ready or has stood ready (and following the Reorganization, no person will stand ready) to effect buy or sell transactions involving shares of beneficial interest of a Fund at quoted prices for itself or on behalf of others.

(s)            No owner of shares of beneficial interest in a Fund has, or will have, a readily available, regular, and ongoing opportunity to sell or exchange the shares through a public means of obtaining or providing information of offers to buy, sell or exchange such shares.

The following representations shall be made by each Insurance Company:

(a)           The Insurance Company qualifies (and following the Reorganization will continue to qualify) as an insurance company and as a life insurance company within the meaning of section 816(a) and is (and following the Reorganization will continue to be) taxable under Subpart L of the Code.

(b)           Each Separate Account of the Insurance Company has at all times during its existence satisfied the diversification requirements of section 817(h) and Treas. Reg. § 1.817-5 through its respective ownership of shares of beneficial interest in the Fund, and following the Reorganization will continue to satisfy such diversification requirements through its respective ownership of shares of beneficial interest in the Acquiring Fund.

(c)                                  Each of the Contracts issued by the Insurance Company qualifies (and will qualify as of the Closing Date of the Reorganization) for federal income tax purposes as both (1) either (a) a life insurance contract, including, but not limited to, compliance with section 7702, or (b) an annuity contract, including, but not limited to, compliance with sections 72(s), 72(u), 401(a)(9), 403(b), and 408(a), as applicable; and (2) a variable contract under section 817(d).

(d)                                 For federal tax purposes, with respect to any Separate Accounts through which the Insurance Company has held, or holds, shares of beneficial interest in the Funds, the Insurance Company has been at all times (and will continue to be following the Reorganization) the sole owner of any and all assets held in such Separate Accounts.

(e)                                  Each of the Separate Accounts that holds shares of beneficial interest in a Fund is registered with the Securities and Exchange Commission as a unit investment trust under the 1940 Act or is appropriately exempt from registration.  Each of the Separate Accounts is, and following the Reorganization will continue to be, a segregated asset account under applicable state insurance laws.  Each of the Separate Accounts is, and following the Reorganization will continue to be, administered and accounted for as part of the general business of the life insurance company that owns such Separate Account, but its assets are not chargeable with liabilities arising from the business of any other segregated asset account or any other business that the life insurance company may conduct.  Each of the Separate Accounts has held at all times during its existence, and following the Reorganization will continue to hold, only assets supporting variable contracts described in section 817(d).  Each of the Separate Accounts is (and following the Reorganization will continue to be) properly taxed as part of the operations of the Insurance Company of which such Separate Account is a part and is not (and following the Reorganization will not be) a separate taxable entity for federal income tax purposes.

(f)                                   The Contracts:  (1) by their express terms, permit the Insurance Company to transfer Contract value allocated to a subaccount (“Subaccount”) of a Separate Account that owns shares of beneficial interest in the Acquired Fund to the Subaccount that owns shares of beneficial interest of the Acquiring Fund, (2) will not be modified, amended, or materially changed under applicable law as a result of the transactions anticipated to occur pursuant to the Reorganization, (3) other than the right for Contract Owners or plan participants to allocate premiums among one or more investment companies meeting the requirements of section 817(h) and Treas. Reg. § 1.817-5, do not permit any Contract Owner or plan participant to direct or require (nor is there a pre-arranged plan for) an Insurance Company, the Separate Accounts (or the applicable subaccounts thereof), or any investment company in which the Separate Accounts (or the applicable subaccounts thereof) may invest, to acquire any particular asset or investment (or adopt any particular investment strategy), (4) do not permit Contract Owners or plan participants to communicate directly or indirectly with any investment officer of an Insurance Company (or its affiliates) or with the investment adviser for any investment company in which the Separate Accounts (or the applicable subaccounts thereof) may invest, regarding the selection, quality, or rate of return of any specific investment or group of investments held in a Separate Account (or applicable subaccount thereof) or any investment company in which the Separate Accounts (or the applicable subaccounts thereof) may invest, (5) do not permit Contract Owners to communicate directly or indirectly with the Insurance Company concerning the selection or substitution of the investment adviser for any investment company in which the Separate Accounts (or the applicable subaccounts thereof) may invest or the choice of any of the Insurance Company’s investment officers that were involved in the investment activities of the Separate Account (or the subaccounts thereof) of which they were part;  and (6) other than the number of investment options to which Contract value may be allocated under the Contract and transfers may be made among the available investment options more than once every 30 days without a fee, have at all times complied with the safe harbor set forth in Rev. Rul. 2003-91, 2003-2 C.B. 347.

(g)           Due to the operation of (i) the adjustments under section 817(a) to reserves with respect to variable contracts for realized and unrealized appreciation and depreciation in the value of assets supporting variable contracts; and (ii) correlative adjustments under section 817(b) to the basis of assets held in the Separate Accounts of the Insurance Companies supporting the Contracts, distributions pursuant to the Reorganization of shares of beneficial interest of the Acquiring Fund to the Acquired Fund’s shareholders, both of which are life insurance companies holding such shares in the Separate Accounts supporting variable contracts, will not give rise to income to such shareholders for federal income tax purposes.

(h)           The Insurance Company has received, on its behalf and on behalf of the Trust, a private letter ruling from the Internal Revenue Service (i.e., PLR 201224011 (Mar. 7, 2012)/PLR 201224012 (Mar. 7, 2012)) to the effect that neither the Acquired Fund nor the Acquiring Fund would be treated as a publicly traded partnership for federal tax purposes within the meaning of section 7704.

Opinion

Based on our analysis of the Code, the Income Tax Regulations promulgated under the Code, case law, published and private rulings of the Internal Revenue Service, and other relevant legal authority, and in view of the facts summarized above and the representations set forth above, it is our opinion that, for U.S. federal income tax purposes, a Contract Owner that has Contract value allocated to a subaccount that holds interests in the Acquiring Fund or Acquired Fund will not recognize any gain or loss as a result of the Reorganization.  See sections 72, 817(h), 1035, and 7702; see also Rev. Rul. 2003-91, 2003-2 C.B. 347.

Sincerely yours,

/s/ Eversheds Sutherland (US) LLP
Eversheds Sutherland (US) LLP